Filed pursuant to Rule 433

November 24, 2025
Relating to

Preliminary Prospectus Supplement dated November 24, 2025

to

Prospectus dated September 23, 2025

Registration Statement No. 333-290475-04

Duke Energy Florida, LLC

$500,000,000 First Mortgage Bonds, 4.20% Series due 2030
$600,000,000 First Mortgage Bonds, 4.85% Series due 2035

Pricing Term Sheet

Issuer:	Duke Energy Florida, LLC (the “Issuer”)
Trade Date:	November 24, 2025
Settlement Date:	November 26, 2025 (T + 2)
Ratings (Moody’s/S&P):*	A1 (Stable) / A (Stable)
Interest Payment Dates:	June 1 and December 1 of each year, beginning on June 1, 2026
Security Description:	First Mortgage Bonds, 4.20% Series due 2030 (the “2030 Bonds”)	First Mortgage Bonds, 4.85% Series due 2035 (the “2035 Bonds”)
Principal Amount:	$500,000,000	$600,000,000
Maturity Date:	December 1, 2030	December 1, 2035
Price to the Public:	99.861% per 2030 Bond, plus accrued interest, if any, from November 26, 2025	99.968% per 2035 Bond, plus accrued interest, if any, from November 26, 2025
Coupon:	4.20%	4.85%
Benchmark Treasury:	3.625% due October 31, 2030	4.000% due November 15, 2035
Benchmark Treasury Yield:	3.611%	4.034%
Spread to Benchmark Treasury:	+ 62 bps	+ 82 bps

Yield to Maturity:	4.231%	4.854%
Redemption Provisions/ Make-Whole Call:

Prior to November 1, 2030 (which is the date that is one month prior to the maturity date of the 2030 Bonds (the “2030 Par Call Date”)), the Issuer may redeem the 2030 Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2030 Bonds matured on the 2030 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points, less (b) interest accrued to the redemption date; and (2) 100% of the principal amount of the 2030 Bonds being redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2030 Par Call Date, the Issuer may redeem the 2030 Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2030 Bonds to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Prior to September 1, 2035 (which is the date that is three months prior to the maturity date of the 2035 Bonds (the “2035 Par Call Date”)), the Issuer may redeem the 2035 Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2035 Bonds matured on the 2035 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, less (b) interest accrued to the redemption date; and (2) 100% of the principal amount of the 2035 Bonds being redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2035 Par Call Date, the Issuer may redeem the 2035 Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2035 Bonds to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	26444H AT8 / US26444HAT86	26444H AU5 / US26444HAU59
Joint Book-Running Managers:

CIBC World Markets Corp.

Citigroup Global Markets Inc.

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

Santander US Capital Markets LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Regions Securities LLC Siebert Williams Shank & Co., LLC

* Security ratings are not recommendations to buy, sell or hold securities. The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling CIBC World Markets Corp. toll-free at (800) 282-0822; Citigroup Global Markets Inc. toll-free at (800) 831-9146; Morgan Stanley & Co. LLC toll-free at (866) 718-1649; MUFG Securities Americas Inc. toll-free at (877) 649-6848; Santander US Capital Markets LLC toll-free at (855) 403-3636; SMBC Nikko Securities America, Inc. toll-free at (888) 868-6856; TD Securities (USA) LLC toll-free at (855) 495-9846; or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.

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